Exhibit 16.1

May 8, 2023

Securities and Exchange Commission 100 F Street, NE
Washington, DC 20549 Dear Ladies and Gentlemen:
We are the independent registered public accounting firm for MedAvail Holdings, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated May 8, 2023 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,
BAKER TILLY, US LLP

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